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JSG completes acquisition of SSCC's European assets

        Dublin, London & New York, March 31, 2003: Jefferson Smurfit Group ("JSG") today announced that it has completed the acquisition of Smurfit-Stone Container Corporation's (SSCC's) European packaging assets. JSG completed the exchange of its 50% ownership in Smurfit MBI and consideration of approximately € 185 million for SSCC's assets.

        JSG has acquired 3 paperboard mills, 20 converting facilities and 5 recycling facilities in Europe. These facilities comprise approximate production capacity of 450,000 tonnes of containerboard and boxboard and 675,000 tonnes of corrugated. These operations had sales of approximately € 640 million in 2002.

        Smurfit-MBI has 15 facilities in Canada and approximate production capacity of 450,000 tonnes of corrugated. Smurfit MBI's sales were approximately € 470 million in 2002.

        Consideration for the transaction was financed by US$205 million of 9.625% senior notes due 2012 issued in February, 2003.

        Gary McGann, JSG's CEO, commented, "SSCC's European packaging assets represent a compelling strategic fit with JSG's existing operations. These are operations that we know and have managed for some time without the consequent integration risk typically associated with an acquisition of this size. The transaction provides us with a greater presence in core-European markets and is consistent with our objective of operating an increasingly focused business. We increase our integration levels and provide 'cut-up' for an additional 250,000 annual tonnes of containerboard."

        He concluded "The expanded market presence and the associated integration benefits enhance our ability to better serve our customer base."

Contact

Gary McGann	CEO	Jefferson Smurfit Group	+33 1 49 52 32 00
Tony Smurfit	COO	Jefferson Smurfit Group	+353 1 202 7000
Ian Curley	FD	Jefferson Smurfit Group	+353 1 202 7000
Mark Kenny		K Capital Source	+353 1 269 6901

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JSG completes acquisition of SSCC's European assets